Exhibit 2.3

                                                     CONFIDENTIAL

                            EXHIBIT E
                               TO
                       FORM A APPLICATION

                  (Continuation of Response to
                Item 5 - Future Plans of Insurer)


Enhanced Profitability

     As noted above, Ballantrae believes that North East's underwriting expenses as a percentage of premiums earned are well in excess of industry standards of thirty to thirty-five percent (30-35%). There are two primary ways of correcting this deficiency, namely (1) reducing expenses, or (2) increasing premiums (thereby creating economies of scale by spreading the same amount of expenses over a greater base of revenues). The Board of North East appears to be committed to maintaining talented personnel and, in general, on the basis of what we know at this time, we do not think that North East's high expense ratio can be substantially changed by cutting personnel expenses. We note, however, that lack of surplus has probably impacted management's ability to invest in technology (though we recognize management's latest announcements about new systems being installed) at levels required to realize tangible cost savings. Thus, we believe that there are probably additional savings that can result from further investments in technology.

     However, Ballantrae believes that the key to enhancing the profitability of North East is growing the volume of premiums earned. In our opinion, to date management has been unable to increase premium volume for the following principal reasons:

     1. North East has a limited surplus base to support any material increase in premiums written;

     2. The Trust arrangement may have created great uncertainty over North East's ability to raise additional capital in the event it was required to do so. In view of this, North East may have been forced to be overly conservative, both with respect to new premium volume and the amount of premium ceded to reinsurers;

     3.   The A.M. Best rating of "D" severely restricts North
East's operations and the lines of business it can profitably pursue;

     4. North East was still engaged in lines of business (such as homeowner's) that, given its rating, financial instability and position in the market, it could not profitably underwrite in the State of Maine.

     We believe that with relatively few changes North East could be positioned to return to a period of prudent, moderate growth in premiums earned and thereby reach profitability on a recurring basis. Based on market research from the Bear Stearns Insurance Investment Banking Department, the average insurance company stock price reflects a value equal to 8-12x net income and/or 1.5-2.Ox shareholders' equity. Based on 1995 results and those multiples, North East's stock should be valued between three and five dollars ($3-5) per share. However, given the problems discussed above, and the lack of liquidity for North East's stock, the market has undervalued the stock, and we believe will continue to do so until the following occurs:

          (a)  Removal of the 810,000 shares from the Non-Voting
Trust. Enabling these shares to be voted will provide operating flexibility for North East to implement a conservative business plan aimed at increasing surplus and net premiums earned;

          (b) Reduction of underwriting expenses as a percentage of net premiums earned; and

          (c) Growth in the existing business lines by a measurable amount on a consistent basis.

     All of these events may attract new investors to North East, and will serve the best interests of the policyholders while maximizing shareholder value. Ballantrae's operating plan for removing these impediments to profitability and growth is discussed below.

Operating Plan

     The operating plan discussed below is a statement of Ballantrae's general intentions for North East and for the types of things it would like the existing management to execute on behalf of the insureds and the stockholders, including Ballantrae. If the Bureau approves the transaction, Ballantrae hopes to be in a position to work with the existing management to implement this plan (with input and changes from them as appropriate).

     All of the items below are designed to reduce the underwriting expense ratio to a level closer to industry averages. Most of the items target increased net premiums earned based on a modest growth plan of ten to fifteen percent (10-15%) per year. We believe that a three to five (3-5) year plan with this type of growth will enable North East to be consistently profitable beginning in two to three (2-3) years.

     1.   Lines of Business

     We would anticipate that North East will continue to pursue established lines of business that have produced reasonable historical results, such as Private Passenger Automobile, Commercial Automobile, Commercial Multi-Peril, and General
Liability.

     2.   Marketing

     North East will continue to market its products through independent agents. Wholesale brokers and general agencies may be considered based upon the loss ratio of their existing business and the experience of their principals. We would expect that management would continue to be very selective in expanding its agency force. A solid reputation and financial strength will be prerequisites to obtaining and retaining a contract to represent North East.

     3.   A.M. Best Rating

     We will work with A.M. Best to improve the rating of North
East either immediately or over time. We believe that improving the current "D" rating is critical to improving the quality of the business that North East is able to obtain.

     4.   American Colonial Insurance Company

     The American Colonial Insurance Company ("ACIC"), under an agreement with the Insurance Department of the State of New York, ceased writing business in May 1990. We would like to work with management of North East to have that agreement rescinded by the New York State Insurance Department. We have not been able to obtain the Consent Order so we are not aware, at this time, what restrictions have been placed, or need to be satisfied before this can occur. We would anticipate, however, that additional capital would need to be raised.

     5.   Total Premium Growth

     We would expect that all of the above items would generate premium growth of ten to fifteen percent (10-15%) per year. Ballantrae would like to limit expansion to this type of slow, prudent growth because it currently believes that growth substantially in excess of these levels may be difficult to manage profitably and may not be in the long-term interests of the shareholders or the insureds.

     6.   Technology

     We will review the computer capabilities of North East and will suggest to management any necessary improvements and investments in order to establish an efficient method of processing business. We are committed to supporting the use of technology wherever possible to improve North East's expense ratio and to better serve the policyholders.

     7.   Surplus

     The Members of Ballantrae Partners have significant experience in raising (and investing) capital for companies and making investments substantially larger than the proposed investment in North East. For example, Ms. Harmon-Seder has arranged financings in excess of $1 billion over the past five
(5) years and Mr. Kern has done the same. Mr. Gunty currently is involved in the investment and management of in excess of $1.5 billion of discretionary capital. Ballantrae believes that raising additional capital and/or access to the capital markets may be a critical ingredient in any expansion of premium written and enhanced profitability for North East.

     Though Ballantrae Partners has no immediate plans to raise additional capital for North East, some of the items in the operating plan might require, or may easily lend themselves to, additional surplus in North East and/or American Colonial. If management determines that this is required, Ballantrae is committed to assisting management in raising such capital.

     8.   Management

     Ballantrae, at the current time, would like to work with the existing management to execute this plan to maximize shareholder value, while protecting the interests of the insureds. However, there can be no assurances that management will be interested in supporting Ballantrae's plan. It is possible that certain aspects of this plan may already be in process of being implemented. If this is the case, Ballantrae would obviously support these efforts.

     After reviewing the operations of North East for the past month and developing this plan, however, Ballantrae has decided that it would request that North East expand its Board by adding the three members of Ballantrae and a key insurance adviser to the Board: Deborah Harmon-Seder, Jonathan Kern, Reginald Strickland and Murry Gunty.

     In summary, we believe that approval of this transaction and the related removal of the stock from the Trust will increase the opportunity for North East to take the necessary steps to move towards recurring profitability. A critical element in that process involves reducing underwriting expenses to more reasonable industry standards. We believe this can be accomplished through some cost cutting, but primarily through slow, steady, conservative premium growth of ten to fifteen percent (10-15%) per year. If this is implemented, North East will reach a level of premium value in three to five (3-5) years that will enable it to reduce the expense ratio to industry standards and become a safe, profitable company for the policyholders in Maine and all of its stockholders.